UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 9)

CONTINUCARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUES $.0001 PER SHARE

(Title of Class of Securities)

212172100

(CUSIP Number)

Phillip Frost, M.D., 4400 Biscayne Boulevard, Miami, FL 33137 (305) 575-6512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phillip Frost, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 300,000 8. Shared Voting Power 22,041,601 9. Sole Dispositive Power 300,000 10. Shared Dispositive Power 22,041,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,341,601

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 48.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FROST GAMMA INVESTMENTS TRUST #46-0464745

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,222,288 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,222,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,222,288

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 46.2%

14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FROST-NEVADA INVESTMENTS TRUST #59-2749083

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 819,313 9. Sole Dispositive Power 0 10. Shared Dispositive Power 819,313

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 819,313

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) 00

Item 1.   Security and Issuer

This Amendment No. 9 to the original Schedule 13D previously filed by Phillip Frost, M.D. (“Dr. Frost”), Frost-Nevada Limited Partnership (the “Partnership”) and Frost-Nevada Corporation (the “Corporation”) is filed by Dr. Frost, Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, the “Reporting Persons”), with respect to the Common Stock, $.0001 par value (the “Shares”), of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the “Issuer”). The principal executive offices of the Issuer are located at 80 Southwest 8th Street, Suite 2350, Miami, Florida 33131.

Item 5.   Interest in the Securities of the Issuer

Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned		Percentage Class
Phillip Frost, M.D.	22,341,601		48.5	%(1)
Frost Gamma Investments Trust	21,222,288	(2)	46.2%
Frost Nevada Investments Trust	819,313	(3)	1.8%

(1) Based on 46,090,218 shares of Common Stock of the Issuer outstanding as of April 22, 2004, as confirmed by the Issuer, which assumes the conversion by Dr. Frost of stock options to purchase 200,000 Shares exercisable in the next sixty days .

(2) On March 26, 2004, the Board of Directors of the Issuer approved the extension of the maturity date of its expiring WCMA Loan and Security Agreement, dated March 9, 2000 (the “Agreement”), by and between the Issuer and Merrill Lynch Business Financial Services Inc. (the “Lender”), to March 31, 2005. The expiring credit facility was fully and unconditionally guaranteed by Dr. Phillip Frost pursuant to an Unconditional Guaranty, dated as of March 9, 2000 (the “Guaranty”), in favor of the Lender. After extensive negotiations, the Lender agreed to extend the maturity date of the Agreement contingent upon the extension of the Guaranty. At the request of the Issuer, Dr. Frost agreed to reaffirm and extend the Guaranty of the Agreement for a period of up to two years. In consideration of the foregoing reaffirmation and extension of the Guaranty, the Issuer agreed to issue 300,000 Shares to the Gamma Trust, of which Dr. Frost is the trustee.

(3) These Shares were issued to the Nevada Trust upon the April 22, 2004 conversion of the Convertible Promissory Note, dated as of July 31, 2001 (the “Note”), held by the Nevada Trust. The conversion of the Note was effected in accordance with the terms of the Note.

Item 6. Contracts,	Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

1. Letter confirming extension of the Guaranty, dated as of March 26, 2004

2. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost, M.D.

PHILLIP FROST, M.D.

FROST-NEVADA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Phillip Frost, M.D. Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Phillip Frost, M.D. Trustee

Dated: April 29, 2004

EXHIBIT I

[Letterhead of Continucare Corporation]

March 26, 2004

Dr. Phillip Frost

IVAX Corporation

4400 Biscayne Blvd.

Miami, Florida 33137

RE:	Renewal/Extension of Loan to Continucare Corporation (“Borrower”)

Dear Dr. Frost:

Reference is made to the Unconditional Guaranty (as the same has been reafiirmed, amended or modified from time to time, the “Guaranty”), dated as of March 9, 2000, executed by you in favor of Merrill Lynch Business Financial Services Inc. (“Lender”), pursuant to which you guaranteed the repayment obligations of Borrower in connection with the WCMA Loan and Security Agreement, dated as of March 9, 2000, between Borrower and Lender (as same has been amended, extended or modified from time to time, the “Loan Agreement”). Borrower and Lender have negotiated an extension of the Loan Agreement as set forth in the attached letter.

Please reaffirm, by executing this letter and returning it to the undersigned, that following the extension of the Loan Agreement as agreed by Borrower and Lender, your Guaranty will remain in full force and effect. By executing this letter, you will also acknowledge your agreement to further extend the term of your Guaranty for an additional period of one-year beyond the proposed extended maturity date of the Loan Agreement if Borrower and Lender shall agree on such a further extension. In consideration of your written reaffirmation of the Guaranty, the Borrower shall issue to you 300,000 shares of the Corporation’s common stock, $.0001 par value per share.

Sincerely

CONTINUCARE CORPORATION

By:	/s/ Richard C. Pfenniger, Jr.

Richard C. Pfenniger, Jr. Chairman and Chief Executive Officer

CONFIRMATION:

The undersigned agrees to the foregoing:

/s/ Dr. Phillip Frost

Dr. Phillip Frost

80 S.W. EIGHT STREET • SUITE 2350 • MIAMI, FLORIDA, 33130 • PHONE: (305) 350-7515 • FAX: (305) 350-9833 • (305) 350-9830

EXHIBIT 2

The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the Common Stock of Continucare Corporation is filed on behalf of each of us.

/s/ Phillip Frost, M.D.

PHILLIP FROST, M.D.

FROST-NEVADA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Phillip Frost, M.D. Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ Phillip Frost, M.D.

Phillip Frost, M.D. Trustee

Dated: April 29, 2004